

Mail Stop 3720

October 2, 2009

Mr. Tim McEwen
President and Chief Executive Officer
Archipelago Learning, Inc.
3400 Carlisle Street, Suite 345
Dallas, Texas 75204

Re: **Archipelago Learning, Inc.**
Registration Statement on Form S-1
Filed on September 3, 2009
File No. 333-161717

Dear Mr. McEwen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price range, size of the offering, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that was may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as possible. We must review these documents before the registration statement is declared effective, and we may have additional comments. In addition, file all required exhibits, such as the 2009 Omnibus Incentive Plan and any third party licensing agreements relating to your technology infrastructure described on page 23 of your risk factors.

3.   We note references to third party information throughout the prospectus. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

Prospectus Summary, page 1

Corporate Reorganization, page 5

4.   Expand the organizational chart on page 6 to include the percentage ownership of each holder, assuming completion of the offering.

Risk Factors, page 13

Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act…, page 29

5.   Please revise this disclosure to clarify the standards that your internal control over financial reporting does not currently meet as Section 404 of the Sarbanes-Oxley Act does not imposes standards with respect to internal control over financial reporting.

Providence Equity Transactions, page 33

6.   Quantify the cumulative amount of distributions paid to your principal stockholders since January 2007 and quantify the initial investment of your principal stockholders.

Corporate Reorganization, page 34

7.   We note your disclosure that your historical financial data does not reflect what your financial position and results of operations would have been had you been a taxable corporation. In this regard, provide pro forma tax and EPS data on the face of the historical financial statements assuming the entity was a taxable corporation for the latest fiscal year and interim period.

8.   Further, we note that prior to the closing of this offering, Archipelago Learning Holdings, LLC intends to make additional cash distributions of approximately $1.4 million to the members of Archipelago Learning Holdings, LLC to enable them to meet their estimated income tax obligations for the period from January 1, 2009, to the date of the Corporate Reorganization. We also note that the board of managers of Archipelago Learning Holdings, LLC has authorized an $8.0 million distribution to its members in the third quarter of 2009. In this regard, we assume that you will reflect the distribution accrual (but not giving effect to the offering proceeds) in the pro forma balance sheet along side the historical balance sheet in the filing. We also assume that the pro forma per share data will give effect to the number of shares whose proceeds would be necessary to pay

the dividend (but only the amount that exceeds current year's earnings). The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. Also note that a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.

Management's Discussion and Analysis of Financial Condition…, page 43

Overview, page 43

9.   Please expand this section to discuss known material trends and uncertainties that will have, or are reasonable likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. It is important for investors to understand your historical financial information as a private company and whether, and the extent to which, management expects the trends and results of operations to continue or change as a public company. For example, we note your risk factor disclosure on page 14 discussing the possibility that Congress may not reauthorize the Elementary and secondary Education Act, and your disclosure on page 13 about widespread school budget cuts. Discuss the impact the lack of reauthorization and budget cuts may have on your service revenues and profitability. In addition, further discuss your intentions on entering new markets, such as postsecondary and international markets, and how this expansion will impact your available liquidity and cash flows.

Components of Service Revenue and Expense, page 46

10.   Expand your disclosure to discuss the limited circumstances in which additional months may be added to subscriptions and offered as a promotional incentive.

Comparison of Years Ended December 31, 2008 and December 31, 2007, page 55

11.   We note that service revenue for the year ended December 31, 2008 increased by $13.8 million, to $32.1 million. In addition, we note your disclosure that the increase was attributable to deferred revenue from prior subscriptions purchased and also a price increase for the Study Island products of 6.5% in August 2008. Further we note a price increase for the Study Island products of 12% in August 2007. Expand your disclosure to specifically discuss the impact the price increases play in the increase of your service revenues. Based on your disclosure as it is now, it is unclear how much the price increases impact your service revenues.

Quarterly Information, page 58

12.   We note that you have only provided quarterly financial information for your most recent fiscal year and subsequent interim period. Please revise to provide selected quarterly data

for each full quarter within the two most recent fiscal years and subsequent interim period, as required by Rule 302(a)(1) of Regulation S-K.

Liquidity and Capital Resources, page 58

13.   Revise your disclosure to specifically describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

Marketing, Sales and Customer Support, page 74

14.   Include the website addresses of Study Island, TeacherWeb and Northstar Learning.

15.   Revise your disclosure to discuss the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. Refer to Item 101(c)(xi) of Regulation S-K.

Compensation Discussion and Analysis, page 84

Base Salary, page 85

16.   Revise your disclosure to explain the subjective criteria used with respect to each executive in decisions to increase, or decrease, their respective base salaries and annual performance bonus awards. Please also disclose the percentage increases in salaries for 2008 and 2009. Please refer to Item 402(b)(2)(ix) of Regulation S-K.

Annual Performance Bonus, page 86

17.   We note that you paid cash bonuses in 2008. We also note that bonus amounts were determined based upon formulas and that discretionary adjustments were made to the bonus payments above the maximum amounts in 2008. Please explain management's reasons for doing so.

Equity Compensation Plan, page 86

18.   Please briefly summarize the definitions of "cause" and "good reason" as used in the agreements described in this section.

Note 1. Organization, page F-10

Purchase Transaction, page F-10

19.   Please expand your disclosure related to your purchase of Study Island, LP to discuss, in detail, how the purchase price was determined, each of the tangible and intangible assets

that were acquired, and how they were valued (i.e., methodologies used). In that regard, we note that the company had no activities prior to the acquisition, yet a relatively small percentage of the purchase price was allocated to tangible and intangible assets acquired in the transaction. Please address this in your response.

Note 2. Summary of Significant Accounting Policies, page F-11

Accounts Receivable, page F-13

20.   Refer to your discussion related to revenue recognition on page 51 where you state that subscription fees are typically billed and paid for in advance and that you defer the total amount of the sale of subscriptions, training, and support as unearned revenue when the customer is invoiced and recognize the revenue on a straight-line basis over the subscription period. In that regard, please tell us and revise your disclosure to discuss what makes up your accounts receivable balance. Also, clarify whether any portion of deferred revenue relates to accounts receivable (i.e., amounts billed but not yet received).

Goodwill, Intangible Assets and Long-Lived Assets, page F-13

21.   We note that goodwill represents 70% or more of your assets for all of the periods presented. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure both in your footnote and in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of goodwill. Specifically, please disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

- Percentage by which fair value exceeded carrying value as of the most recent step-one test
- Amount of goodwill allocated to the unit
- Description of key assumptions that drive fair value
- Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Note 6. Acquisitions, page F-18

22.   Refer to our comment above related to your acquisition of Study Island, LP and also expand your disclosure related to your purchase of TeacherWeb to discuss, in detail, how the purchase price was determined, each of the intangible assets that were acquired, and how they were valued (i.e., methodologies used).

Note 12. Stock Compensation, page F-24

23.   Expand your disclosures in MD&A to include a discussion about the following
        information:

        - The assumptions used in calculating the fair value of equity based payment
          awards.
        - Each significant factor contributing to the difference between the fair value as of
          the date of each grant and the anticipated offering price.
        - The reason management chose not to obtain a contemporaneous valuation
          by an unrelated specialist.

        We may have additional comments when you disclose the anticipated offering price.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

        - should the Commission or the staff, acting pursuant to delegated authority, declare
          the filing effective, it does not foreclose the Commission from taking any action
          with respect to the filing;

        - the action of the Commission or the staff, acting pursuant to delegated authority, in
          declaring the filing effective, does not relieve the company from its full
          responsibility for the adequacy and accuracy of the disclosure in the filing; and

        - the company may not assert this action as defense in any proceeding initiated by the
          Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection with
our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Staff Attorney, at (202) 551-3359 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Alexander D. Lynch, Esq.
Weil, Gotshal & Manges LLP
Via Facsimile: (212) 310-8007